GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company (“Registrant”)

Post-Effective Amendments to Registration Statements For Registrant’s Great-West

SecureFoundation Group Fixed Deferred Annuity Contract and Registrant’s Great-West

SecureFoundation Group Fixed Deferred Annuity Certificate

File Nos. 333-237640 (Group) – Post-Effective Amendment #1

                333-230622 (IRA) – Post-Effective Amendment #2

Commissioners:

On February 25, 2021, the Registrant filed one electronically formatted copy of each above-captioned post-effective amendment to the registration statements (the “Registration Statements”) under the Securities Act of 1933 for the Great-West SecureFoundation Group Fixed Deferred Annuity Contract (the “Contract”) and the Great-West SecureFoundation Group Fixed Deferred Annuity Certificate (the “Certificate”).

I.	Summary of Changes

The sole purpose of the Amendments is to disclose an increase in the Guarantee Benefit Fee from 0.90% to 1.20% of the Covered Fund Value. The increase is within the range of the minimum and maximum Guarantee Benefit Fee previously disclosed in the prospectuses for the Contract and the Certificate. The increase in the Guarantee Benefit Fee applies identically to both Registration Statements.

The Registrant initially disclosed the fee increase in a prospectus supplement, dated October 30, 2020, filed under Rule 424(b)(3), which was delivered to owners of the Contracts and Certificate. The fee increase became effective on February 5, 2021.

II.	Request for Selective Review

The Registrant respectfully requests that the Staff of the Securities and Exchange Commission afford the Amendments selective review treatment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). For your convenience, we are electronically transmitting copies of the Amendments for the Contract and Certificate marked respectively against post-effective amendment No. 2 to the registration statement on Form S-1, File No. 333-217293 (the predecessor filing to the Registration Statement for the Contract), and the initial filing of the Registration Statement for the Certificate, each filed on March 29, 2019, which were reviewed by the Staff. Other than the noted increase in the Guarantee Benefit Fee, the Registrant believes there are no areas in the Amendments that warrant particular attention.

The Registrant plans to update financial statements and certain other information in the Registration Statements by another set of post-effective amendments filed before the scheduled May 1, 2021, effective date. Your assistance in meeting this deadline would be very much appreciated.

Please direct any questions to me. Thank you for your time.

Sincerely,

/s/ Mike Knowles

Mike Knowles

Senior Counsel, Great-West Life & Annuity Insurance Company

mike.knowles@empower-retirement.com

303-737-0172